UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-10582

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Orbital ATK, Inc.
45101 Warp Drive
Dulles, VA 20166
Alliant Techsystems Inc.
401(k) Plan

Financial Statements as of and for the
Years Ended December 31, 2015 and 2014,
Supplemental Schedule as of December 31, 2015,
and Reports of Independent Registered Public
Accounting Firm (EIN #41-1672694) (Plan No. 003)

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor, Plan Administrator, and Participants of
Alliant Techsystems Inc. 401(k) Plan
Dulles, Virginia

We have audited the accompanying statements of net assets available for benefits of Alliant Techsystems Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Alliant Techsystems Inc. 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Alliant Techsystems Inc. 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
June 28, 2016

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Investments — fair value	$2,535,160,449	$2,038,897,262
Receivables:
Notes receivable from participants	43,586,199	39,755,162
Employer contributions receivable	13,990,548	14,668,839
Total receivables	57,576,747	54,424,001
NET ASSETS AVAILABLE FOR BENEFITS	2,592,737,196	2,093,321,263

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$2,093,321,263	$2,022,402,480
CONTRIBUTIONS:
Participant contributions	72,641,045	90,632,914
Employer contributions	40,570,339	52,814,507
Total contributions	113,211,384	143,447,421
INVESTMENT INCOME:
Interest income	—	6
Dividends	26,171,667	24,786,186
Net appreciation in fair value of investments	34,829,694	101,848,301
Total investment income	61,001,361	126,634,493
Interest income on notes receivable from participants	1,306,593	1,528,388
Total additions	175,519,338	271,610,302
DEDUCTIONS:
Distributions to participants	205,015,605	199,655,157
Trustee and administrative fees	929,035	1,036,362
Total deductions	205,944,640	200,691,519
NET INCREASE/(DECREASE) BEFORE TRANSFERS	(30,425,302)	70,918,783
Transfer from Orbital Sciences 401(k) Plan	770,911,415	—
Transfer to Vista Outdoor Inc. 401(k) Plan	(241,070,180)	—
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$2,592,737,196	$2,093,321,263

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.                      DESCRIPTION OF THE PLAN

The following description of the Alliant Techsystems Inc. (“ATK” or the “Company”) 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide a retirement savings vehicle and supplemental retirement benefits to ATK employees.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  The Company has management and administrative responsibility for the Plan. Fidelity Management Trust Company ("Trustee") serves as the trustee for the Plan assets and T. Rowe Price Retirement Plan Services, Inc. serves as the trustee for the Deferred Salary & Profit Sharing Plan for Employees of Orbital Sciences merged assets through the transfer date of January 13, 2016.

On February 9, 2015, Alliant Techsystems Inc. (“ATK”) completed a tax-free spin-off and distribution of its Sporting Group to its stockholders (the “Distribution”) as a new public company called Vista Outdoor Inc. (“Vista Outdoor”). Stockholders received two shares of Vista Outdoor for each share of ATK common stock held. Immediately following the Distribution, ATK’s Aerospace and Defense Groups merged with Orbital Sciences Corporation (“Orbital Sciences”) through the merger of an ATK subsidiary with Orbital Sciences (the “Merger”). Following the Distribution and Merger, ATK changed its name from Alliant Techsystems Inc. to Orbital ATK, Inc.
Effective with the Distribution, Vista Outdoor established a defined contribution plan that included a qualified cash or deferred arrangement within the meaning of Code Section 401(k) (the “Vista Outdoor 401(k) Plan”) providing benefits to the Sporting Group employees who participated in any tax-qualified defined contribution plan sponsored by ATK (the "ATK 401(k) Plan") as of the Distribution date and any Sporting Group employees hired prior to the Distribution but who had not yet begun participating in the ATK 401(k) Plan. The assets and liabilities related to account balances of the individuals who were Sporting Group employees or former Sporting Group employees (whether vested or unvested as of the Distribution) were transferred from the ATK 401(k) Plan to the Vista Outdoor 401(k) Plan, in accordance with the requirements of all applicable laws, including the Code.
Effective December 31, 2015, the assets of the Deferred Salary & Profit Sharing Plan for employees of Orbital Sciences merged into the Plan. Participants in the Deferred Salary & Profit Sharing Plan for employees of Orbital Sciences became participants in the Plan on January 1, 2016, and prior vesting service is counted as vesting service in the Plan.

Participation — Each employee of the Company classified as regular full time or regular part time, except a person employed by an excluded business unit that does not provide for participation in the Plan, automatically became eligible to participate on the date of hire by the Company or transfer into the Plan. Temporary/project employees may become eligible to participate in the Plan after a required amount of service has been met. Plan contributions are determined by participant business unit, date of hire, and age.

Contributions — The following contributions were made to the Plan through December 31, 2015.

 The Company transfers to the Plan amounts on behalf of the Plan participants who designate pre-tax and/or Roth 401(k) contributions equal to a percentage of the participants’ elected salary deferrals. The maximum pre-tax and/or Roth 401(k) contribution percentage is determined by the Company’s Pension and Retirement Committee in accordance with Internal Revenue Service (“IRS”) guidelines. Contributions, including sponsor match and non-elective contributions, are also limited to the lesser of $53,000 or 100% of the participant’s pay for a plan year. The Plan also allows the participants to make limited after-tax contributions and the Company to make a supplemental discretionary contribution. Participants age 50 and older who met other Plan contribution limitations were eligible to make catch-up contributions of up to $6,000 per calendar year 2015 and $5,500 for 2014.

a.
Participants who are eligible for a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer or roll over all or a part of each distribution to their accounts in the Plan provided the Plan agrees to accept the distribution.

b.	The Company contributions are as follows:

In general, all regular status employees are immediately eligible to participate in the plan. Non-union participants hired or rehired on or after January 1, 2007, and certain union participants hired after July 1, 2007, who participate receive a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 3% of pre-tax and/or Roth 401(k) contributions. Non-union participants are automatically enrolled in the Plan at a pre-tax contribution rate of 6%. Effective June 1, 2011, in addition to automatic enrollment, non-union new hires or rehires are also subject to a 1% annual contribution increase unless they choose to opt out.

The Company provides a non-elective contribution to the Plan for most non-union participants hired or rehired on or after January 1, 2007. The non-elective contributions range from 2.5% to 4.0% of eligible pay based on age and years of service.

The Company contributes a matching contribution and any applicable non-elective contribution to the Plan for participants employed under a collective bargaining agreement, as described in the applicable collective bargaining agreement.

Participants in most Company legacy pension plans - Effective July 1, 2013, the matching contributions changed for active, non-union participants who were accruing benefits (excluding participants on a long-term leave of absence) in either the Alliant Techsystems Inc. Pension and Retirement Plan or the Thiokol Propulsion Pension Plan. Eligible participants began receiving a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 3% of pre-tax and/or Roth 401(k) contributions.

Participant Accounts — Each participant’s account is credited with their contribution, their portion of the Company’s match, and their portion of the Company’s non-elective contribution, and is charged with their withdrawals. Earnings, losses, and administrative expenses of the individual participant’s investment fund options are reported in the individual participant’s account. Effective June 1, 2011, participants are charged an annual administrative expense of $64 (deducted from their account on a quarterly basis). Effective January 1, 2013, this annual administrative expense was reduced from $64 to $49. The Company pays the administrative expense for participants with account balances less than $250. The Company may also pay certain Plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — All participants are 100% vested in their individual accounts attributable to their contributions. Effective January 1, 2007, for non-union new hires and rehires and certain union participants, the Company match is subject to a one-year cliff vesting period and the non-elective contribution is subject to a three-year cliff vesting period. Forfeitures may, at the Company’s discretion, be applied to pay for Company contributions and administrative expenses of the Plan permitted by ERISA and/or allocated to individual participant accounts.

Notes Receivable from Participants — Participants may borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance excluding the Company’s matching contributions, non-elective contributions, and Company individual retirement account balances (old account balances from Honeywell before 1987). Note receivable transactions are treated as a transfer to (from) the investment fund and from (to) the loan fund. Note terms generally range from one to five years, except notes for the purchase of a primary residence, which generally range from one to ten years. The notes are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on prime rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions. Participants are allowed to have two notes outstanding at any one-time.

Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently may be used to reduce Orbital ATK’s contributions to the Plan or for other purposes in accordance with the Plan document and ERISA. However, if the participant is re-employed with Orbital ATK Inc. and fulfills certain requirements, as defined in the Plan document, the forfeited portion of a participant’s account will be restored. For the year ended December 31, 2014, forfeitures of $1,158,158 were used to reduce employer contributions.  At December 31, 2014, the remaining balance in the forfeitures account totaled $223,049. For the year ended December 31, 2015, forfeitures of $856,437 were used to reduce employer contributions.  At December 31, 2015, the remaining balance in the forfeitures account totaled $65,864.

Distributions — Upon termination of employment, a participant may elect to receive a single lump sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. As required by regulation, the Plan was amended to require rollover to an individual retirement account feature for any participant whose account balance is greater than $1,000 (but less than $5,000) who has not elected another form of payment. Participants with a balance of $1,000 or less will be paid in the form of a one-time lump sum. The mandatory 20% IRS federal tax withholding is applied to certain distributions that are not direct rollovers to another qualified plan.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions and non-elective contributions are also invested pursuant to participant direction.  Effective June 1, 2011, the Plan's investment funds options available to participants included a life cycle investment fund series, six mutual funds or collective funds, one company stock fund, and a brokerage window in the ATK 401(k) Plan. Effective January 1, 2013, the ATK Stock Fund is no longer an investment option for future contributions or transfers of balances from other funds, except for any dividends reinvested in the ATK Stock Fund (now the Orbital ATK Stock Fund). All investments are participant directed investments. In the event participants, who are automatically enrolled in the Plan, do not direct their contributions within the Plan, their contributions are automatically defaulted into the age-appropriate life cycle investment fund series.

Effective February 9, 2015, the Vista Outdoor Stock Fund was created to receive stock dividends resulting from the spinoff of Vista Outdoor Inc. The Vista Outdoor Stock Fund was closed to future contributions.

Effective December 31, 2015, the ATK 401(k) Plan investment options included a life cycle investment fund series, seven collective trusts, two stock funds, three mutual funds and a brokerage window.

Effective December 31, 2015, the assets of the Deferred Salary & Profit Sharing Plan for employees of Orbital Sciences merged into the ATK 401(k) Plan and included a life cycle investment fund series, fourteen mutual funds, one money market fund, one collective trust fund and one company stock fund. These funds subsequently converted to the Orbital ATK Inc. 401(k) Plan line up during January 2016.

Employee Stock Ownership Plan and Dividend Payments — Effective January 1, 2011, the Plan was amended to include an Employee Stock Ownership Plan (“ESOP”) feature which transferred the ATK Stock Fund into the ESOP.

Any dividends received on Orbital ATK Common Stock included within the ATK 401(k) Plan can either be reinvested in the Orbital ATK Stock Fund or disbursed as a cash payment at the employees’ discretion.  Dividends are automatically 100% vested, whether reinvested in the ATK Stock Fund or paid as cash.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and collective trust vehicles. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, which is generally determined by quoted market prices. When quoted market prices are not available, generally these investments have underlying securities that have fair values determined by quoted market prices. The Company’s common stock is valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Collective trust funds are stated at fair value as determined by the administrator/custodian of the collective trust funds based on the fair market value of the underlying investments. Specifically for stable value investments within a collective trust fund, the underlying investments in investment contracts are valued at the contract value of the underlying investments.

Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The Trustee charges trustee and administrative fees directly against the individual investment balances.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution. There were no participants with benefits payable at December 31, 2015 and 2014.

New Accounting Pronouncements — In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (“ASU”) No. 2015-07 Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) which eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy table. Entities will be required to disclose the fair value of investments measured using the NAV practical expedient so that financial statement users can reconcile amounts reported in the fair value hierarchy table to amounts reported on the balance sheet. The new guidance will be applied retrospectively to all periods presented and is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Plan management is currently evaluating the impact the new guidance will have on the financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit- Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II as of December 31, 2015. The Plan is not adopting the provisions of ASU 2015-12 Part III.

3.                      FAIR VALUE MEASUREMENTS

The current authoritative guidance on fair value clarifies the definition of fair value, prescribes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The valuation techniques required by the current authoritative literature are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions.  These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common Stock and Mutual Funds — Valued at the closing price reported on the active market on which the individual securities are traded. Brokeragelink is a self-directed brokerage window available to Plan participants. The participants have the option to choose among over 4,000 mutual funds on the record-keeper’s platform. As all funds within Brokeragelink are mutual funds, they have been deemed to be Level 1 investments.

Cash equivalents — The estimated fair value of cash equivalents approximates their carrying value due to the short-term maturities of these investments.

Collective Trusts — The Plan is invested in eight collective investment trusts, six of which have underlying securities that have fair values determined by quoted market prices. These trusts are valued daily by the administrator/custodian based primarily on security values obtained by third-party pricing services and using the accrual method in accordance with GAAP. The remaining collective trusts are the Fidelity Managed Income Portfolio II, a collective trust vehicle Fund sponsored by Fidelity Management Trust Company and the T. Rowe Price Stable Value Common Trusts Fund B, a collective trust sponsored by T. Rowe Price Retirement Plan Services, Inc. (the “Funds”). Investments in the Funds are valued by multiplying the investee company’s net asset value (“NAV”) per share times the number of units or shares owned at the valuation date as determined by the investee company.  NAV per share is determined by the investee company’s custodian or Fund administrator by deducting from the value of the assets of the investee company all of its liabilities, and then the resulting number is divided by the outstanding number of shares or units.

Stable Value Funds —

It is the objective of the Funds to use their best efforts to maintain a stable NAV of $1 per unit and minimize credit risk.  To achieve this objective, the Funds enter into a “wrapper” contract. The fair value of the Funds is determined by the fair value of the underlying investment securities held by the Funds, as discussed below.

Investments held by the Funds, including collateral invested for securities on loan, are valued on the basis of valuations furnished by a pricing service approved by the Funds’ investment managers, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Funds’ investment managers.

The Funds have no unfunded commitments. The Funds impose certain restrictions on the Plan, and the Funds may be subject to circumstances that affect its ability to transact at contract value as described below. Plan management believes that the occurrence of events that would cause the Funds to transact at less than contract value is not probable.

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within the Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Funds to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Funds or to transfer assets out of the Funds

•	Any transfer of assets from the Funds directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Funds — The Funds invest in assets, typically fixed income securities or bond funds, and enter into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Funds in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Funds to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Funds or the administration of the Funds that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Funds' cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Funds’ NAV may decline if the market value of its assets declines. The Funds’ ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The third-party issuer’s ability to meet its financial obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Funds may not be able to maintain a stable NAV if, for any reason, they cannot obtain or maintain wrap contracts covering all of their underlying assets. This could result from the Funds inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Funds may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis:

Fair Value Measurements
at December 31, 2015, Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock	$206,258,475	$—	$—	$206,258,475
Cash equivalents	—	—	—	—
Mutual Funds	670,230,247	—	—	670,230,247
Collective Trusts	—	1,658,671,727	—	1,658,671,727
Total	$876,488,722	$1,658,671,727	$—	$2,535,160,449

Fair Value Measurements
at December 31, 2014, Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock	$119,081,269	$—	$—	$119,081,269
Cash equivalents	2,598,682	—	—	2,598,682
Mutual Funds	1,000,006,490	—	—	1,000,006,490
Collective Trusts	—	917,210,821	—	917,210,821
Total	$1,121,686,441	$917,210,821	$—	$2,038,897,262

For the years ended December 31, 2015 and 2014, there were no transfers in or out of Levels 1, 2 or 3.

4.                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated September 10, 2012, that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and the related Trust continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the federal and state tax authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

6.                      RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and collective investment trusts managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2015, the Plan held 1,503,530 shares of Orbital ATK Inc. common stock with a total market value of $134,403,753 and 1,614,350 shares of Vista Outdoor Inc. common stock with a total market value of $71,854,722. At December 31, 2014, the Plan held 1,024,355 shares of ATK common stock with a total market value of $119,081,269. During the years ended December 31, 2015 and 2014, dividend income of $973,279 and $1,380,757 was recorded, respectively.

The transactions, described above, are exempt party-in-interest transactions.

7.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

For the years ended December 31, 2015 and 2014, the following is a reconciliation of interest, dividends, and net investment income per the financial statements to the Form 5500:

	2015	2014
Total interest income per the financial statements	$—	$6
Plus interest on notes receivable from participants	1,306,593	1,528,388
Total interest income per the Form 5500	$1,306,593	$1,528,394
Total dividends per the financial statements	$26,171,667	$24,786,186
Less dividends on Collective Trust - MIP II, Class 3	(3,198,971)	(3,248,567)
Dividends per the Form 5500	$22,972,696	$21,537,619
Net appreciation in fair value per the financial statements	$34,829,694	$101,848,301
Dividends on Collective Trust - MIP II, Class 3	3,198,971	3,248,567
Total net investment gain per the Form 5500	$38,028,665	$105,096,868

8.                      SUBSEQUENT EVENTS

The Company evaluated its December 31, 2015, financial statements for subsequent events through June 28, 2016, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements, except that effective January 1, 2016, the Plan’s name changed to the Orbital ATK Inc. 401(k) Plan.
******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500
ALLIANT TECHSYSTEMS INC. 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)			(EIN #41-1672694)
As of December 31, 2015			(Plan No. 003)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Assets	Cost	Current Value
NOTES RECEIVABLE FROM PARTICIPANTS — Various participants**	Participant notes receivable, maturing from 1/5/2015 to 11/25/2025*, at interest rates of 3.25% to 11.50%	***	$43,586,199

INVESTMENTS:
Value of interest in collective trusts:
JP Morgan Smart Passive Blend 2025	Regulated investment fund	***	$332,469,251
JP Morgan Smart Passive Blend 2020	Regulated investment fund	***	289,433,872
JP Morgan Smart Passive Blend 2030	Regulated investment fund	***	141,335,554
JP Morgan Smart Return Income Fund	Regulated investment fund	***	138,275,910
JP Morgan Smart Passive Blend 2035	Regulated investment fund	***	86,950,381
JP Morgan Smart Passive Blend 2040	Regulated investment fund	***	65,082,695
JP Morgan Smart Passive Blend 2045	Regulated investment fund	***	52,743,643
JP Morgan Smart Passive Blend 2050	Regulated investment fund	***	25,341,237
JP Morgan Smart Passive Blend 2055	Regulated investment fund	***	4,591,627
Fidelity Managed Income Portfolio II, Class 3 — at contract value**	Collective trust	***	190,938,330
Stable Value Fund Orbital ATK	Collective trust	***	134,574,952
Northern Trust S&P 500 Index	Collective trust	***	112,856,816
Northern Trust Extended Equity Market	Collective trust	***	51,609,986
NGTI-QM ACWI ex-US Equity Index Fund	Collective trust	***	13,686,437
Northern Trust Aggregate Bond Index	Collective trust	***	11,611,646
Harding Loevner International Equity	Collective trust	***	4,458,309
BlackRock Strategic Completion Non-Lendable Fund M	Collective trust	***	2,711,081
Total interest in collective trusts			$1,658,671,727

Value of interest in registered investment companies:
PIMCO Total Return Instrument	Mutual fund	***	$62,830,433
Brokeragelink	Mutual fund	***	46,898,774
Vanguard Inst Index	Mutual fund	***	43,336,692
Harbor Capital Appreciation FD	Mutual fund	***	41,396,790
T. Rowe Price Equity Income Fund**	Mutual fund	***	35,795,626
T. Rowe Price Balanced Fund**	Mutual fund	***	34,435,685
AF Europacific Growth R5	Mutual fund	***	32,086,126
T. Rowe Price Retirement 2030 Fund**	Mutual fund	***	31,365,887
T. Rowe Price Retirement 2020 Fund**	Mutual fund	***	29,149,997
T. Rowe Price Retirement 2025 Fund**	Mutual fund	***	25,225,841
Goldman Sachs Midcap Val., Inst	Mutual fund	***	24,686,534
Davis New York Venture	Mutual fund	***	23,650,685

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)			(EIN #41-1672694)
As of December 31, 2015			(Plan No. 003)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Assets	Cost	Current Value
Morgan Stanley Inst Mid-Cap, I	Mutual fund	***	22,426,804
Buffalo Small Cap	Mutual fund	***	20,809,920
T. Rowe Price Retirement 2040 Fund**	Mutual fund	***	20,333,902
Touchstone Growth Opp IS	Mutual fund	***	20,099,663
Vanguard Ext Market Index Inst	Mutual fund	***	19,665,063
Dodge & Cox Intl Stock	Mutual fund	***	19,250,866
T. Rowe Price Real Estate Fund**	Mutual fund	***	18,731,183
T. Rowe Price Institutional Global Growth EQ	Mutual fund	***	18,081,143
Wells Fargo SM Cap Val. A	Mutual fund	***	17,746,245
T. Rowe Price Retirement 2035 Fund**	Mutual fund	***	17,507,179
T. Rowe Price Retirement 2045 Fund**	Mutual fund	***	14,930,635
T. Rowe Price Retirement 2050 Fund**	Mutual fund	***	11,701,406
T. Rowe Price Retirement 2015 Fund**	Mutual fund	***	8,239,925
T. Rowe Price Retirement 2055 Fund**	Mutual fund	***	5,183,622
T. Rowe Price Retirement 2010 Fund**	Mutual fund	***	1,963,309
T Rowe Price Retire Bal Inv	Mutual fund	***	1,838,449
T. Rowe Price Retirement 2005 Fund**	Mutual fund	***	500,426
Summit Cash Reserves Fund	Money Market fund	***	361,437
Total interest in registered investment companies			$670,230,247

Value of interest in employer-related securities:
Orbital ATK Stock Fund**	Common stock	***	$134,403,753
Vista Outdoor Fund**	Common stock	***	71,854,722
Total interest in employer-related securities			$206,258,475

TOTAL INVESTMENTS			$2,535,160,449

* See Note 1 - Description of the Plan, regarding participant notes.
** Party-in-interest.
*** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan

By:	ORBITAL ATK, INC.
As Plan Sponsor of the
Alliant Techsystems Inc. 401(k) Plan

By:	/s/ Garrett E. Pierce
Name:	Garrett E. Pierce
Title:	Chief Financial Officer

Date:  June 28, 2016